May 25, 2007

VIA EDGAR AND FACSIMILE

Mr. Kevin L. Vaughn

Securities and Exchange Commission

100 First Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Response to your letter dated April 30, 2007
SunPower Corporation – File No. 0-51593

Dear Mr. Vaughn:

As requested in your letter to me dated April 30, 2007, this letter summarizes SunPower Corporation’s (the “Company”) response to each of your three comments. We have spoken with Mr. David Burton in your office and he graciously granted us an extension of time until today to respond to your letter. Also as you requested, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of its disclosure in its filings under the Securities and Exchange Act of 1934;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to our filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are your comments and our responses to each:

Form 10-K for the year ended December 31, 2006

Note 1. The Company and Summary of Significant Accounting Policies, page 95

Fiscal Year, page 96

1.	We note although your fiscal years end on the Sunday nearest December 31, you present consolidated balance sheets and income statements as of and for the periods ended December 31, 2006, 2006 and 2004 for “presentation purposes”. In future filings, please date the financial statements as of the actual end of your fiscal periods.

Mr. Kevin L. Vaughn

May 25, 2007

Response: In future filings, we will date the consolidated financial statements as of the actual end of our fiscal periods.

Exhibits 31.1 and 31.2

2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: In future filings, we will not include the title of the certifying individual at the beginning of the certifications presented in Exhibits 31.1 and 31.2.

Form 8-K dated April 26, 2007

3.	We note that you present your non-GAAP measures in the form of a non-GAAP statement of operations. This format may be confusing to investors as it reflects several non-GAAP measures that have not been described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K for each non-GAAP measure presented and explain why you believe each measure provides useful information to investors.

•

To eliminate investor confusion, please remove the non-GAAP statement of operations from all future filings and instead disclose only the specific non-GAAP measures you with to highlight for investors, with the appropriate reconciliations and disclosures. In this regard, please provide us with a sample of your proposed revised non-GAAP disclosures.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Mr. Kevin L. Vaughn

May 25, 2007

Response: We will refrain from including full non-GAAP statements of operations in our future filings and we will only include selected non-GAAP financial measures that we believe are useful for investors. For each such non-GAAP financial measure presented, we will provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and explain why the Company believes each measure provides useful information to investors. Attached for your reference is Exhibit 1 which is a sample of our proposed non-GAAP disclosure format that we intend to include in our future earnings releases furnished on Form 8-K.

Additionally, we acknowledge that in the event that our Form 8-K dated April 26, 2007 is incorporated by reference in a 1933 Act registration statement, the staff may have additional comments and may request an amendment to the Form 8-K.

Regards,

/s/ Emmanuel Hernandez Emmanuel Hernandez
Chief Financial Officer

cc:	Mr. Thomas H. Werner
Mr. Bruce Ledesma Esq.
SunPower Corporation

Exhibit 1,

	THREE MONTHS ENDED
	April 1, 2007	April 2, 2006	Dec. 31, 2006	April 1, 2007	April 2, 2006	Dec. 31, 2006
	(Presented on a GAAP Basis)			(Presented on a non-GAAP Basis)*
Revenues	$142,347	$41,958	$74,509	$143,180	$41,958	$74,509

Gross margin	$32,425	$5,692	$18,145	$41,577	$7,061	$19,527

Operating income (loss)	$(2,457)	$(685)	$9,476	$25,465	$1,902	$11,798

Net income	$1,240	$255	$11,309	$23,278	$2,842	$13,598

Net income per share:
- Basic	$0.02	$0.00	$0.16	$0.32	$0.05	$0.20
- Diluted	$0.02	$0.00	$0.15	$0.29	$0.04	$0.18

*	All non-GAAP measures exclude stock-based compensation expenses, amortization of intangibles, fair value adjustments to deferred revenue and in-process research and development expenses relating to purchase accounting, and related tax effects. For further details on non-GAAP financial measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information below.

About SunPower’s non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, SunPower uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to stock-based compensation expenses, amortization of intangibles, fair value adjustments to deferred revenue and in-process research and development expenses relating to purchase accounting, and related tax effects. The specific non-GAAP measures included herein are non-GAAP revenues, gross margin, operating income (loss), net income and net income per share. Management believes that each of these non-GAAP measures (Non-GAAP revenues, gross margin, operating income (loss), net income and net income per share) are useful to investors in enabling them to better assess changes in each of these key elements of SunPower’s results of operations across different reporting periods on a consistent basis, independent of stock-based compensation expenses and the effects purchase accounting. Thus, each of these non-GAAP financial measures provides investors with another method for assessing SunPower’s operating results in a manner that is focused on the performance of its ongoing operations. Management also uses these non-GAAP measures internally to assess the business and financial performance of current and historical results, for strategic decision making, for determination of bonuses, for forecasting future results and for evaluating the Company’s current performance. Many of the analysts covering SunPower also use these non-GAAP measures in their analyses. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data. The non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and our non-GAAP measures may be different from non-GAAP measures used by other companies.

Exhibit 1,

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP results of operations measures to non-GAAP measures” set forth at the end of this release and which should be read together with the preceding financial statements prepared in accordance with GAAP.

These non-GAAP statement of operations measures are important to the Company for the reasons noted above and they exclude the following items:

•

Stock-based compensation. Stock-based compensation relates primarily to SunPower stock awards such as stock options and restricted stock. Stock-based compensation is a non-cash expense that varies in amount from period to period and is dependent on market forces that are difficult to predict. As a result of this unpredictability, management excludes this item from its internal operating forecasts and models. Management believes that non-GAAP measures adjusted for stock-based compensation provide investors with a basis to measure the company’s core performance against the performance of other companies without the variability created by stock-based compensation.

•

Amortization of intangibles, fair value adjustments to deferred revenue and in-process research and development expenses relating to purchase accounting, and related tax effects. These adjustments are acquisition-related charges. Amortization of acquisition-related intangibles relates to purchased technology in acquisitions such as existing technology, patents, brand names and trademarks. Fair value adjustment to deferred revenue is an acquisition-related adjustment that results in certain revenues never being recognized under GAAP by either the acquiring company or the company being acquired. In-process research and development relates to projects in process as of the acquisition date that have not reached technological feasibility and are immediately expensed. These acquisition-related charges are not factored into management’s evaluation of potential acquisitions or its performance after completion of acquisitions, because they are not related to our core operating performance, and the frequency and amount of such charges can vary significantly based on the size and timing of acquisitions and the maturities of the businesses being acquired. Adjusting for these items provides investors with a basis to compare the company against the performance of other companies without the variability caused by purchase accounting.

Exhibit 1,

SUNPOWER CORPORATION

RECONCILIATIONS OF GAAP MEASURES TO NON-GAAP MEASURES

(Unaudited)

(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:

	THREE MONTHS ENDED
	Mar. 31, 2007	Mar. 31, 2006	Dec. 31, 2006
GAAP revenue	$142,347	$41,958	$74,509
Fair value adjustment to deferred revenue	833	—	—

Non-GAAP revenue	$143,180	$41,958	$74,509

GAAP gross margin	$32,425	$5,692	$18,145
Fair value adjustment to deferred revenue	$833	$—	$—
Amortization of intangible assets	6,069	1,175	1,164
Stock-based compensation expense	2,250	194	218

Non-GAAP gross margin	$41,577	$7,061	$19,527

GAAP operating income (loss)	$(2,457)	$(685)	$9,476
Fair value adjustment to deferred revenue	833	—	—
Amortization of intangible assets	6,911	1,175	1,164
Stock-based compensation expense	10,603	1,412	1,158
Purchased in-process research and development	9,575	—	—

Non-GAAP operating income	$25,465	$1,902	$11,798

GAAP net income	$1,240	$255	$11,309
Fair value adjustment to deferred revenue	833	—	—
Amortization of intangible assets	6,911	1,175	1,164
Stock-based compensation expense	10,603	1,412	1,158
Purchased in-process research and development	9,575	—	—
Tax effect	(5,884)	—	(33)

Non-GAAP net income	$23,278	$2,842	$13,598

NET INCOME PER SHARE:
Basic:
GAAP net income per share	$0.02	$0.00	$0.16
Reconciling items:
Stock-based compensation expense	0.15	0.02	0.02
Purchase accounting:
Fair value adjustment to deferred revenue	0.01	—	—
Amortization of intangible assets	0.09	0.03	0.02
Purchased in-process research and development	0.13	—	—
Tax effect	(0.08)	—	—

Non-GAAP net income per share	$0.32	$0.05	$0.20

Diluted:
GAAP net income per share	$0.02	$0.00	$0.15
Reconciling items:
Stock-based compensation expenses	0.12	0.02	0.01
Purchase accounting:
Fair value adjustment to deferred revenue	0.01	—	—
Amortization of intangible assets	0.09	0.02	0.02
Purchased in-process research and development	0.12	—	—
Tax effect	(0.07)	—	—

Non-GAAP net income per share	$0.29	$0.04	$0.18